UNITED S
SECURITIES AND EXCH
Washington, D.C. 20549



10028544

$\mathcal{BB}$ 3/10

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46325

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/09___ AND ENDING___12/31/09___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Natixis Distributors, L.P.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

399 Boylston Street
                          (No. and Street)

Boston	MA	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
     Anthony Loureiro   617-449-2828
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLC
                    (Name – if individual, state last, first, middle name)

125 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

3/11

OATH OR AFFIRMATION

I, Beatriz Pina Smith _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Natixis Distributors, L.P. _____ , as

of ___December 31_____ , 20 _09_____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

"Notary Public"
Anthony D. Loureiro
Commonwealth of Massachusetts
My Commission Expires on March 14, 2014

Notary Public

_____
Signature

Chief Financial Officer
_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46325

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/09___ AND ENDING___12/31/09___

                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Natixis Distributors, L.P.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

399 Boylston Street
(No. and Street)

Boston   MA   02116
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
      Anthony Loureiro   617-449-2828
                                                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    PricewaterhouseCoopers LLC
(Name – *if individual, state last, first, middle name*)

125 High Street   Boston   MA   02110
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Natixis Distributors, L.P.
(A wholly-owned subsidiary of Natixis Global Asset Management, L.P.)
Index
December 31, 2009



PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors

To the Partners of Natixis Distributors, L.P.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in partners' capital and cash flows present fairly, in all material respects, the financial position of Natixis Distributors, L.P. (the "Distributor," a wholly-owned subsidiary of Natixis Global Asset Management, L.P.) at December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 are the responsibility of the Distributor's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the schedule on page 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers, LLP

February 19, 2010

Natixis Distributors, L.P.

(A wholly-owned subsidiary of Natixis Global Asset Management, L.P.)

Statement of Financial Condition

December 31, 2009

(in thousands of dollars)

Assets

Cash and cash equivalents	$	43,093
Accounts receivable, affiliates		1,128
Accounts receivable, other		26
Deferred commissions, net of accumulated amortization of $101,403		9,255
Prepaid expenses		160
Total assets	$	53,662

Liabilities and Partners' Capital

Liabilities

Accrued 12b-1 fees	$	24,501
Accrued broker payments		5,176
Accounts payable, affiliates		39
Accounts payable, other		18
Total liabilities		29,734

Partners' capital

Limited partner		23,689
General partner		239
Total partners' capital		23,928
Total liabilities and partners' capital	$	53,662

The accompanying notes are an integral part of these financial statements.

Natixis Distributors, L.P.
(A wholly-owned subsidiary of Natixis Global Asset Management, L.P.)
Statement of Operations
Year Ended December 31, 2009

(in thousands of dollars)

Revenues	
Service and distribution fees	$ 132,489
Fee income from affiliates	56,462
Commission income	15,495
Other revenues	
Other income	3,091
Dividend income	224
Total revenues, net	207,761
Expenses	
Service and distribution fees	109,960
Distribution costs	43,236
Compensation and benefits	13,985
Commissions expense	12,944
Other operating costs	387
	180,512
Net income	$ 27,249

The accompanying notes are an integral part of these financial statements.

Natixis Distributors, L.P.
(A wholly-owned subsidiary of Natixis Global Asset Management, L.P.)
Statement of Changes in Partners' Capital
Year Ended December 31, 2009

(in thousands of dollars)	General Partner	Limited Partner	Total
Balance at December 31, 2008	$ 417	$ 41,262	$ 41,679
Net income	272	26,977	27,249
Distributions	(450)	(44,550)	(45,000)
Balance at December 31, 2009	$ 239	$ 23,689	$ 23,928

The accompanying notes are an integral part of these financial statements.

Natixis Distributors, L.P.
(A wholly-owned subsidiary of Natixis Global Asset Management, L.P.)
Statement of Cash Flows
Year Ended December 31, 2009

(in thousands of dollars)

Cash Flow provided by (used in) operating activities	
Net income	$ 27,249
Adjustments to reconcile net income to net cash used for operating activities	
Changes in assets and liabilities	
Increase in accounts receivable, affiliate	(747)
Decrease in accounts receivable, other	79
Decrease in deferred commissions	58
Increase in prepaid expenses	(11)
Increase in accrued 12b-1 fees	9,359
Increase in accrued broker payments	2,760
Decrease in accounts payable, affiliates	(2,556)
Decrease in accounts payable, other	(224)
Net cash provided by operating activities	35,967
Cash flows provided by (used in) financing activities	
Capital Distributions	(45,000)
Net cash used in financing activities	(45,000)
Net decrease in cash and cash equivalents	(9,033)
Cash and cash equivalents, at beginning of year	52,126
Cash and cash equivalents, at end of year	$ 43,093

The accompanying notes are an integral part of these financial statements.

(in thousands of dollars)

1. Organization and Summary of Significant Accounting Policies

Organization

Natixis Distributors, L.P. (the "Distributor") is the distributor for Natixis Funds, Loomis Sayles Funds and Hansberger Funds (collectively, the "Mutual Funds," as described below), and a registered broker-dealer with the United States Securities Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Natixis Distribution Corporation, which is a wholly-owned subsidiary of Natixis Asset Management Holdings, LLC, is the General Partner and has a 1% ownership interest in the Distributor. The remaining 99% ownership interest is held by Natixis Global Asset Management, L.P. (the "Operating Partnership" or the "Parent") as the Limited Partner.

Natixis Distributors, L.P. is wholly owned by Natixis Global Asset Management, L.P. ("NGAM, L.P.") which is wholly owned by Natixis Global Asset Management Corporation ("NGAM Corp"). NGAM Corp is wholly owned by Natixis Global Asset Management Participations I, a French intermediate holding company which is owned by Natixis Global Asset Management ("NGAM").

Effective November 17, 2006, Caisse Nationale des Caisses d'Epargne ("CNCE"), the principal shareholder of NGAM, completed a transaction with Banque Fédérale des Banques Populaires ("BFBP"), which combined their investment banking, financial services, and asset management businesses (including NGAM) to create Natixis, one of the largest financial services organizations in France. Effective August 3, 2009, BFBP and CNCE combined certain of their businesses, including their interests in NGAM, to form BPCE, which now owns 72% of Natixis. The remaining 28% of Natixis is publicly owned, with shares listed on the Euronext exchange in Paris.

The Natixis Funds consist of 23 open-end registered investment companies or mutual funds, which offer a combination of Class A, C and Y shares for sale to the public. The funds are distributed within the United States. The share classes are distinguished by the amount and timing of sales charges and distribution fees paid by the shareholder or mutual fund. Service and distribution fees earned by the Distributor are based on a percentage of Fund net assets; as a result the Distributor's revenues may fluctuate based on the performance of financial markets.

The Loomis Sayles Funds consist of nine open-end registered investment companies or mutual funds, which offer a combination of Retail, Administrative and Institutional class shares for sale to the public. The funds are distributed principally within the United States. The share classes are distinguished by the amount of distribution fees paid by the shareholder or mutual fund. Marketing and sales support and distribution fees earned by the Distributor are based on a percentage of fund net assets; as a result the Distributor's revenues may fluctuate based on the performance of financial markets.

The Hansberger Funds consist of four open-ended registered investment companies sponsored by Hansberger Global Investors, Inc. and are distributed principally within the United States. Fees earned by the Distributor are based upon a percentage of the funds net assets; as a result, the Distributor's revenues may fluctuate based on the performance of financial markets.

The Company also acts as a marketing agent for affiliated advisors in the following products: Separate Accounts, Institutional Money Management, Mutual Funds, Variable Annuities and Variable Life products.

(in thousands of dollars)

2. Significant Accounting Policies

Cash and Cash Equivalents
Cash and cash equivalents consist of a money market mutual fund (sponsored by a related party and held in the name of the Distributor, see Note 3), amounts held in a nationally chartered bank and other highly liquid financial instruments, each with original maturities of 90 days or less, and readily convertible to known amounts of cash. A portion of the cash held in the nationally chartered bank, which results from the timing of distribution fees received from the funds and paid to distributors, exceeds federal insurance limits.

Accounts Receivable
Accounts receivable primarily consists of receivables due from affiliates which are settled monthly. On a periodic basis, the Distributor evaluates its accounts receivable for collectibility, and if necessary, establishes an allowance for doubtful accounts based on past experience and current credit conditions. Based on management's review of accounts receivable, no allowance for doubtful accounts is considered necessary as amounts due are based on contractual arrangements and collectibility is reasonably assured.

Deferred Commissions
Deferred commissions are advance commissions paid to third parties on certain mutual fund sales. The Distributor pays a stated percentage to brokers for certain mutual fund sales. Such amounts are amortized and recognized as an expense over a one-year period from payment. These assets are presented net of amortization in the statement of financial condition.

Prepaid Expenses
Prepaid expenses consist of payments that were made in advance for licenses, insurance and miscellaneous fees. Accordingly, such amounts are amortized over the period of use.

Accrued 12b-1 Fees
Accrued 12b–1 fees consist of brokers' service and distribution fees that are incurred based on a percentage of a Mutual Fund's average net assets.

Accrued Broker Payments
Accrued broker payments are amounts owed to broker dealers over and above the standard pricing in accordance to a contract between the broker dealer firm and the Distributor. The account also consists of accrued commissions on Class C shares.

Accounts Payable
Accounts payable consist primarily of payments due to affiliates for certain services received.

Service and Distribution Fee Income
Service and distribution fees is earned by the Distributor as a percentage of a fund's average daily net assets. Service and distribution fees earned on Class A, B and C mutual fund shares are presented gross in revenue.

Commission Income
Commissions are earned on the sale of certain Class A Mutual Fund shares.

Natixis Distributors, L.P.
(A wholly-owned subsidiary of Natixis Global Asset Management, L.P.)
Notes to Financial Statements
December 31, 2009

(in thousands of dollars)

Service and Distribution Fees
12b-1 expense is paid by the Distributor to the broker dealer and/or service provider of record as a percentage of a fund's average daily net assets.

Commission Expense
Commissions are based on the fund's prospectus and are paid to the selling broker dealer.

Federal and Foreign Income Taxes
As the Distributor is a partnership, taxable income or loss is reported by the limited and general partners on their individual income tax returns and as a result, the Distributor has concluded that no provisions for income tax are required. However, the Distributor's conclusions regarding tax positions taken may be subject to review and adjustment at a later date based on factors including, but not limited to, new tax laws and accounting regulations and interpretations thereof.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **Transactions with Related Parties**

The Distributor provided certain distribution support services during 2009 to Natixis Asset Management Advisors, L.P. (the "Advisor"), a subsidiary of Natixis Global Asset Management, L.P. Fee income from such services, for the period January 1, 2009 to December 31, 2009 relating to Separate Accounts amounted to $853.

The Distributor received certain distribution support services during 2009 from the Advisor. Fee expense relating to such services, for the period January 1, 2009 to December 31, 2009 is a percentage of fees relating to institutional services, which amounted to $4,382.

The Distributor provided certain Distribution/Marketing and Sales Support to Loomis Sayles, L.P., a subsidiary of Natixis Global Asset Management, L.P. during 2009. Fees related to such services totaled $5,907 for Distribution of the Loomis Sayles No-Load Funds, $47,771 for Marketing & Sales Support Fees on the Natixis Load Funds, and $5,283 for revenue sharing with respect to the Loomis Sayles No-Load Funds. Revenue sharing payments are made to broker dealers to support technology and training fees in excess of 12b-1 payments.

The Distributor receives certain fees from Capital Growth Management L.P., AEW Capital Management, L.P., Gateway Advisers LLC, and AlphaSimplex Group LLC, all subsidiaries of Natixis Global Asset Management, L.P. for Marketing and Distribution services of their products. These fees totaled $1,163, $207, $361, and $96 respectively, during 2009. Marketing and distribution fees earned by the Distributor are based on a percentage of fund net assets; as a result, the Distributor's revenue may fluctuate based on the performance of financial markets.

The Distributor receives revenue sharing payments from Gateway Advisors, LLC and Hansberger Global Investors, Inc. These fees totaled $2,043 and $76, respectively, during 2009. Revenue

(in thousands of dollars)

sharing payments are made to broker dealers to support technology and training fees in excess of 12b-1 payments.

As of September 27, 2009 the Distributor ceased distributing the Delafield Fund as Delafield Asset Management, Inc. was no longer an affiliated company. Fees earned during 2009 for Marketing and Distribution of their products totaled $103 and fees earned for revenue sharing totaled $455.

The Distributor entered into an Expense Agreement effective January 1, 2003, amended July 1, 2004, which stipulates that, Natixis Asset Management Advisors, L.P., a subsidiary of Natixis Global Asset Management, L.P. will bear certain expenses of the Distributor. Expenses include, but are not limited to salary and benefits; occupancy and equipment; distributions costs including travel; meals and entertainment; seminars; promotions; research and fulfillment; system and telecommunications; professional fees including certain audit fees; legal and consulting fees and other operating expenses.

The Distributor invests in an account with Reich & Tang Institutional Daily Income Fund; a fund managed and offered by an affiliate, that pays dividends at a floating rate (.63% as of December 31, 2009). Total dividend income earned on this account during 2009 was $224.

All intercompany transactions are charged or credited through intercompany accounts and settled in the normal course of business. Such transactions may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties.

4.   **Valuation**

In accordance with accounting standards related to fair value measurement and disclosures, the Distributor has categorized the inputs utilized in determining the value of its assets and liabilities.

The various inputs that may be used to determine the value of the Distributor's investments are summarized in three broad levels. The inputs of methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities:

Level 1 - Quoted prices in active markets for identical securities;

Level 2 - Other significant observable inputs (including quoted prices for similar securities, interest rates, prepayments speeds, credit risk, etc.); and

Level 3 - Significant unobservable inputs (including the Distributor's own assumptions used to determine the fair value of measurements).

(in thousands of dollars)

The following table summarizes the Distributor's investments as of December 31, 2009, based on the inputs used to value them:

Valuation Inputs	Investments in Securities
Level 1 - Quoted Prices	$ 30,269
Level 2 - Other significant observable inputs	-
Level 3 - Significant unobservable inputs	-
	$ 30,269

5. Partners' Capital

The Distributor had a return of capital to the Parent and the General Partner amounting to $45,000 during 2009.

6. Net Capital Requirement

The Distributor is subject to the SEC's Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Distributor is a nonclearing broker and does not carry customers' accounts on its books. At December 31, 2009, the Distributor had net capital of $12,754, which was $10,772 in excess of its required net capital of $1,982. The Distributor's net capital ratio was 2.33 to 1.

Natixis Global Asset Management, L.P. has committed to fund operations in accordance with current funding needs of the Distributor.

The Distributor claims exemption from Rule 15c3-3, under paragraph (k)(l). Because of this exemption, the Distributor has not included the schedules, *Computation for Determination of Reserve Requirements Under Rule 15c3-3*, or *Information for Possession or Control Requirements Under Rule 15c3-3*.

7. Variable Compensation

The Distributor has variable compensation plans that award cash payments to certain employees, which are generally dependent upon sales and asset levels. Variable Compensation expense amounted to $13,985 during 2009. This amount is included in Compensation and Benefits in the statement of operations.

8. Commitments and Contingencies

In the normal course of business, the Distributor may enter into contracts and agreements that contain a variety of representations and warranties, which provide general indemnifications. The maximum exposure to the Distributor under these arrangements is unknown, as this would involve future claims that may be against the Distributor that have not yet occurred. However, based on experience, the Distributor expects the risks of loss to be remote.

Natixis Distributors, L.P.
(A wholly-owned subsidiary of Natixis Global Asset Management, L.P.)
Notes to Financial Statements
December 31, 2009

(in thousands of dollars)

9.   **Subsequent Event**

Management has evaluated the events and transactions that have occurred through February 19, 2010, the date the financial statements were issued, and noted no items requiring adjustment of the financial statements or additional disclosures.



PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

**Report of Independent Auditors on
Internal Control Required by SEC Rule 17a-5**

To the Partners of Natixis Distributors, L.P.

In planning and performing our audit of the financial statements of Natixis Distributors, L.P. (the "Distributor") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Distributor's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Distributors internal control. Accordingly, we do not express an opinion on the effectiveness of the Distributors internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Distributor, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exceptive provisions of Rule 15c3-3.

Because the Distributor does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Distributor in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Distributor is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Distributor

12

has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Distributor's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Distributor, management, the SEC, Financial Industry Regulatory Authority ("FINRA") and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 19, 2010

13

The accompanying Schedule I is prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

Natixis Distributors, L.P.
(A wholly-owned subsidiary of Natixis Global Asset Management, L.P.)
Supplementary Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission as of December 31, 2009

(in thousands of dollars)

Net Capital

Total Partners' Capital	$	23,928
Deductions		
Nonallowable assets included in Statement of Financial Condition		
Accounts receivable, affiliates		1,128
Accounts receivable, other		26
Deferred commission		9,255
Prepaid expenses		160
Net capital before haircuts on securities positions (tentative net capital)		13,359
Haircuts on securities (2%)		605
Net capital	$	12,754

Aggregate Indebtedness

Total liabilities or aggregate indebtedness	$	29,734

Computation of Basic Net Capital Requirement

Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $25)	$	1,982
Net capital in excess of requirement	$	10,772
Ratio of aggregate indebtedness to net capital		2.33:1

Statement pursuant to paragraph (d) (4) of Rule 17a-5
There are no material differences between this computation of net capital and that included in the Distributor's unaudited December 31, 2009 FOCUS report.

Natixis Distributors, L.P.

(A wholly-owned subsidiary of Natixis Global Asset Management, L.P.)
(SEC File Number 8-46325)
Financial Statements
December 31, 2009